SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         STANSBURY HOLDINGS CORPORATION
                                (Name of Issuer)


                          Common Stock $ .25 par value
                         (Title of Class of Securities)


                                   854726205
                                 (CUSIP Number)


         Sami I.A. Samani
         146 Ridge Road
         North Arlington, New Jersey  07031
    (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications)


                 April 11, 1996
   (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

CUSIP No. 854726205


1)   Names of  Reporting  Persons  S.S. or I.R.S.  Identification  Nos. of Above
     Persons
     Sami I.A. Samani

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b) X

3)   SEC Use Only

4)   Source of Funds (See Instructions) N/A

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A

6)   Citizenship or Place of Organization U.S.A.

Number of Shares      7)  Sole Voting Power   1,936,392
                                            -----------
Beneficially Owned
by Each Reporting     8)  Shared Voting Power   63,500
Person With
                      9)  Sole Dispositive Power   1,936,392

                     10)  Shared Dispositive Power   63,500

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,999,892

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)  Percent of Class Represented by Amount in Row (11) 11.1%
                                                        -----

14)  Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer
        Common Stock, $ .25 par value
        Stansbury Holdings Corporation
        46 West 300 South, Suite 100
        Salt Lake City, Utah  84101

Item 2. Identity and Background
        (a)  Sami I.A. Samani
        (b)  146 Ridge Road
             North Arlington, New Jersey  07031
        (c) Dentist practicing at the above address. Also a professor at the University of Medicine and Dentistry of New Jersey.
        (d)  None
        (e)  None
        (f)  U.S.A.

Item 3. Source and Amount of Funds or Other Consideration
        N/A

Item 4. Purpose of the Transaction
        Investment
        (a) May consider additional investments if additional securities are offered.
        (b)  None
        (c)  None
        (d)  None
        (e)  None
        (f)  None
        (g)  None
        (h)  None
        (i)  None
        (j)  None

Item 5. Interest in Securities of the Issuer
        (a)  Sami I.A. Samani beneficially owns 1,999,892 shares.
        (b) Shared voting and dispositive power: 45,000 shares held jointly and 18,500 shares held in trust.
             Sole voting and dispositive power:  1,936,392
        (c)  Purchases made pursuant to subscription agreement during the last 60 days
                     4/11/96           196,892 shares
             The shares were issued in consideration of services rendered to the Company during part of 1989 and during 1990 through November 1994, and for monies loaned to or advanced on behalf of the Company. The shares were issued in lieu of the previously outstanding subscription right to acquire 456,000 shares.
        (d)  None
        (e)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
                 None

Item 7. Exhibits
                 N/A



Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  September 12, 1996
Date


  /s/
(Signature)   Sami I.A. Samani